FOR IMMEDIATE RELEASE

SCIENTIGO SUCCESSFULLY COMPLETES EXCHANGE
OF 6.4% CONVERTIBLE NOTES

CHARLOTTE, N.C. - (Business Wire) - April 3, 2006 - Scientigo, Inc. (OTCBB:SCNG), an emerging leader in next generation enterprise search and intelligent enterprise content management and owner of Find.com a next generation search portal, today announced the results of its exchange offer to all holders of its 2005 6.4% Senior Convertible Notes and Warrants to Purchase Common Stock.

Out of the $6,383,950 in face value of the 6.4% Notes outstanding, the holders of $6,214,375 face value tendered their 6.4% Notes for exchange, constituting 97.3% of the outstanding 6.4% Notes. All tendered 6.4% Notes were accepted by Scientigo and $4,971,500 face value of its 10% A Notes were issued in exchange. All of such 10% A Notes are convertible into shares of Scientigo Common Stock at $.90 face value per share until August 27, 2006, and mature on May 31, 2007. No B Notes were issued.

Additionally, holders of 3,080,000 warrants to purchase Common Stock, that were issued with the 6.4% Convertible Notes, tendered their warrants (97.3% of those outstanding) and received 3,623,558 A Warrants and 3,080,000 B Warrants in exchange. The A Warrants are exercisable at $.85 per share of Scientigo Common Stock until August 27, 2006, and the B Warrants are exercisable at $1.00 per share of Scientigo Common Stock beginning March 31, 2007, and ending June 30, 2010. For each A Warrant that is exercised by a holder, one B Warrant terminates.

Commenting on the success of the exchange offer, Doyal Bryant, Chief Executive Officer of Scientigo, noted, “We are delighted to have had such a strong response to the exchange offer and appreciate the level of confidence and support of our Company’s long term growth strategy demonstrated by our note and warrant holders.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities to be issued in the exchange offer in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

About Scientigo™
Scientigo™ (pronounced "see-ENH-ti-go") is an emerging technology leader that invented, patented, and is now licensing the next-generation of intelligent document recognition, intelligent enterprise content management, and intelligent search technologies for consumers and the enterprise. Scientigo™´s patented tigo™ technology creates order from information chaos by using artificial intelligence, machine learning, rules-based systems, and patented XML technology to make it faster, easier, and less costly to capture, file, organize, and retrieve any type of information. This boosts employee productivity and corporate agility, reduces document management and research costs, and delivers ROI practically overnight.  This intelligent search can also be used for Web searches by visiting www.FIND.com.  Operated by the Company’s subsidiary, Tigo Search, Inc., FIND.com’s easy-to-remember Website uses breakthrough Topification technology to help people stop searching and start FINDing.  World-leading third-party independent software and solution providers are licensing Scientigo™´s technologies to dramatically improve the capabilities, benefits, and market appeal of their offerings; and to accelerate their time-to-market for the next-generation of intelligent information acquisition and retrieval systems. Scientigo™ can be reached on the Web at www.scientigo.com.

This news release may contain forward-looking statements. Forward-looking statements are indicated by words such as "expects," "intends," "anticipates," "believes" and similar expressions. Our ability to achieve the results anticipated in such forward-looking statements is subject to risks and uncertainties, including, without limitation, the potential interest of third parties in our intellectual property portfolio, any potential growth of our company, our ability to successfully maximize the value of our intellectual property assets, in addition to general economic conditions, operating results, market acceptance of our solutions and other risks detailed from time to time in our reports filed with the Securities and Exchange Commission. These forward-looking statements are made in accordance with "safe harbor" provided by the Private Securities Litigation Reform Act of 1995 and no assurance can be given that the future results that are the subject of such forward-looking statements will be achieved. The Company undertakes no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

FOR MORE INFORMATION, PLEASE CONTACT:
Elite Financial Communications Group, LLC
Dodi Handy, 407-585-1080 or via email at scng@efcg.net